Mail Stop 4561

April 16, 2009

Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
264 S. La Cienega Boulevard, Suite 1010
Beverly Hills, CA 90211

**Re: Tree Top Industries, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2007
         Filed December 3, 2008
         File No. 0-10210**

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief